09056320

[ST]ATES
[SECURITIES AND EXCHA]NGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 19 2009

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Capital Management Inc

OFFICIAL USE ONLY
43559
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Central Avenue
(No. and Street)

Cedarhurst	NY	11516
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis M. Taylor (203)-531-9729
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nelson,Mayoka & Co. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

7 High St. Suite 212	Huntington,	NY	11743
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis M. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Capital Management, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA REILLY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31/2012

Signature

President
Title

3/2/2009.
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nelson, Mayoka & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

7 High Street, Suite 212
Huntington, NY 11743
Tel. (212) 697-7979 *Fax (212) 697-8997*
E-mail: nelsonmayoka@yahoo.com

Independent Auditor's Report

To the Shareholder
Taylor Capital Management

We have audited the accompanying statement of financial condition of Taylor Capital Management Inc., as of December 31, 2008 and the related statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Capital Management Inc. as of December 31, 2008, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson, Mayoka and Company, PC
Huntington, New York
February 21, 2009

Exhibit A

Taylor Capital Management Inc.
Statement of Financial Condition
December 31, 2008

Assets

CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$	7,076
Prepaid Expenses		1,145
Fixed Assets		
Equipment, Furniture & Fixtures		3,427
Accumulated Depreciation		(3,427)
TOTAL ASSETS	**$**	**8,221**

Liabilities

Stockholders' Equity

Stockholders' equity (Notes 4 and 5)		
Common Stock		500
Paid in Capital		610,508
Retained Earnings (Deficit)		(602,787)
Total stockholders' equity		8,221
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**8,221**

The accompanying notes are an integral part of these financial statements

Exhibit B

Taylor Capital Management Inc.
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions	
Other income	$ 8
	8
Expenses	
Operating expenses	(26,518)
Net Income before povision for income taxes	(26,510)
Provision for income taxes (Note 3)	(250)
Net loss	$ (26,760)
Income per share of common stock (Note 5):	
Net loss	$ (5.35)
Weighted average shares outstanding (Note 5)	5,000
Book value per share	$ 1.64

The accompanying notes are an integral part of these financial statements

Exhibit C

Taylor Capital Management Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Pain in Capital	Capital Stock Common	Retained Earnings (Deficit)
Balances at January 1, 2008	$ 597,650	$ 500	$ (576,027)
Contributions	12,858		
Net loss	-	-	(26,760)
Balances at December 31, 2008	$ 610,508	$ 500	$ (602,787)

The accompanying notes are an integral part of these financial statements

Exhibit D

Taylor Capital Management Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (26,760)
Depreciation	
Adjustments to reconcile net Income to net cash provided by operating activities:	
Decrease Due from Shareholder	6,541
Inccrease in Prepaid Expenses	(1,145)
Net cash used in operating activities	(21,364)
Cash flows from financing activities	
Paid In Capital	12,858
Net cash used in financing activities	12,858
Net decrease in cash and cash equivalents	(8,506)
Cash and cash equivalents - beginning of year	15,582
Cash and cash equivalents - end of year	$ 7,076

The accompanying notes are an integral part of these financial statements

Exhibit E

Taylor Capital Management Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended December 31, 2008

Subordinated liabilities at January 1, 2008	$ -
Subordinated liabilities at December 31 , 2008	$ -

The accompanying notes are an integral part of these financial statements

EXHIBIT F

TAYLOR CAPITAL MANAGEMENT INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1 - Summary of Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

The company considers all highly liquid investments with an initial maturity date of three months or less when purchased to be "cash equivalents".

Income per share is computed on the basis of the weighted average number of common stock and common stock equivalent shares outstanding during the year

Note 2 – Securities owned

As of the balance sheet date the company does not own any corporate stocks or debt instruments. Marketable securities consist of mutual funds stated at fair market value.

Note 3 - Income Taxes

The Income Tax Provision consists of the following:

State	$250

Note 4 - Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratios may fluctuate on a daily basis. At December 31, 2008, the company had net capital and net capital requirements of approximately $7,076 and $5,000 respectively. The Company's net capital ratio was 1.4 to 1.

Note 5 - Capital Stock and Stock Options

The Company received additional paid in capital aggregating approximately $12,858 in 2008 from its sole shareholder.
The authorized, issued and outstanding shares of capital stock at December 31, 2008 were as follows:
Common stock, $.10 par value: 5,000 shares authorized, issued and outstanding.

Note 6 - Financial Instruments with Off – Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and conterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Schedule I

Taylor Capital Management Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended December 31, 2008

Computation of Net Capital

Net capital from stockholders' equity before haircuts on security positions	$	8,221
Less		
Non Allowable Assets		1,145
Net Capital before Haircuts		7,076
Haircuts		-
Net Capital		7,076

Computation of Basic Net Capital Requirement

Net Capital		7,076
Minimum net capital requirements of reporting broker-dealer		5,000
Excess net capital	$	2,076

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	-
Percentage of Aggregate indebtedness to net capital		0%

The accompanying notes are an integral part of these financial statements

Taylor Capital Management Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended December 31, 2008

Reconciliation with Company's computation included in
Part II of Form X 17A-5 as of December 31, 2008

Net capital , as reported in Company's Part II (Unaudited) Focus Report	$	7,076
Net audit adjustments		-
Net capital per above	$	7,076

Taylor Capital Management Inc.

Information Relating to Possession or control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

The company claims exemption from the requirements of Rule 15c3-3 under Section (k) (2) of the Rule.

Nelson, Mayoka & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
7 High Street, Suite 212
Huntington, NY 11743
Tel. (212) 697-7979 *Fax (212) 697-8997*
E-mail: nelsonmayoka@yahoo.com

Independent Auditor's Report On Internal Accounting Control

To The Board of Directors,
Taylor Capital Management Inc.:

In planning and performing our audit of the financial statements of Taylor Capital Management Inc. for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.
Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nelson, Mayoka and Company, PC
New York, New York
February 21, 2009

TAYLOR CAPITAL MANAGEMENT INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

TAYLOR CAPITAL MANAGEMENT INC.
TABLE OF CONTENTS
DECEMBER 31, 2008